1(415) 856-7007

davidhearth@paulhastings.com

September 29, 2017	27226.82270

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Matthews International Funds — File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

We are counsel to the Matthews International Funds, d/b/a the Matthews Asia Funds (the “Registrant”), and hereby submit for review the enclosed Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which is being filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended.

The purposes of the Amendment are to (i) seek review by the staff of the Securities and Exchange Commission of a revised prospectus and a revised statement of additional information with respect to the addition of Institutional Class shares for the Matthews China Small Companies Fund, an existing series of the Registrant, (ii) update certain risk disclosure and (iii) reflect various other non-material changes.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP